UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

MONARCH CASINO & RESORT, INC.

(Name of Subject Company (Issuer) and Filing Person (Officer))

Options to Purchase Common Stock, $0.01 par value per share	609027107
(Title of Class of Securities)	(CUSIP Number of Class of Securities Underlying Common Stock)

Ronald Rowan
Chief Financial Officer and Treasurer
Monarch Casino & Resort, Inc.

3800 South Virginia Street
Reno, NV  89502
(775) 335-4600

(Name, address, and telephone numbers of persons authorized to receive notices and communications on behalf of Filing Persons)

Copies to:

Michael J. Bonner

Eric T. Blum
Greenberg Traurig, LLP
3773 Howard Hughes Parkway

Suite 400 North
Las Vegas, Nevada  89169
Phone: (702) 792-3773

Fax: (702) 792-9002

Transaction Valuations*	Amount of Filing Fee**
$4,610,434	$328.72

*                 Estimated solely for purposes of calculating the Amount of Filing Fee.  The calculation of the Transaction Valuation assumes that all options to purchase shares of the issuer’s common stock that may be eligible for exchange in the offer will be tendered pursuant to the offer.  These options cover an aggregate of 470,988 shares of the issuer’s common stock and have an aggregate value of $4,610,434 as of May 17, 2010, calculated based on a Black-Scholes option pricing model.

**          The Amount of Filing Fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $71.30 per $1,000,000 of the aggregate amount of the Transaction Valuation.  The transaction Valuation set forth above was calculated for the sole purpose of determining the Amount of Filing Fee and should not be used for any other purpose.

☒     Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$328.72

Form or Registration No.:	Schedule TO-I

Filing Party:	Monarch Casino & Resort, Inc.

Date Filed:	May 21, 2010

☐       Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐       third party tender offer subject to Rule 14d-1.

☒     issuer tender offer subject to Rule 13e-4.

☐       going-private transaction subject to Rule 13e-3.

☐       amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

EXPLANATORY NOTE

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO “) filed with the Securities and Exchange Commission (the “SEC”) on May 21, 2010, and amended as filed with the SEC on May 26, 2010, relating to an offer by Monarch Casino & Resort, Inc., a Nevada corporation (the “Company” or “Monarch”), to certain employees, subject to specified conditions, to exchange some or all of their outstanding options to purchase shares of the Company’s common stock, par value $0.01 per share (the “Exchange Offer”), on the terms and conditions set forth in the Offer to Exchange Specified Stock Options for New Stock Options, dated May 21, 2010 (the “Offer to Exchange”), filed as Exhibit (a)(1)(A) to the Schedule TO.

This Amendment No. 2 is filed to report the results of the Exchange Offer by amending only the item of the Schedule TO included below, and unaffected items are not included herein.  Except as specifically provided in this Amendment No. 2, the information contained in the Schedule TO, as amended on May 26, 2010, remains unchanged.  This Amendment No. 2 should be read in conjunction with the Schedule TO and the amendment filed on May 26, 2010.  All defined terms used in this Amendment No. 2 have the same meaning as in the Offer to Exchange.

ITEM 4. TERMS OF THE TRANSACTION.

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following:

The Exchange Offer expired at 9:00 p.m., Pacific Time, on June 18, 2010.  Pursuant to the Exchange Offer, 454,319 eligible stock options were tendered and accepted by the Company for cancellation, including 100,000 eligible stock options that were tendered by Ronald Rowan, the Company’s Chief Financial Officer and Treasurer.  The tendered options represent approximately 95% of the total stock options eligible for exchange in the Exchange Offer.  On June 21, 2010, the Company granted an aggregate of 426,709 new stock options in exchange for the eligible stock options surrendered in the Exchange Offer, including 76,000 new stock options that were granted to Ronald Rowan.  The exercise price of the new stock options is $11.15, which was the closing price of the Company’s common stock on June 21, 2010 as reported by the NASDAQ stock exchange.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MONARCH CASINO & RESORT, INC.

	By:	/s/ Ronald Rowan
	Name:	Ronald Rowan
	Title:	Chief Financial Officer and Treasurer

Date: June 21, 2010